At a meeting of the Board of Directors of Croft Funds Corporation held on March 7, 2017, the Directors unanimously approved the following resolutions:

WHEREAS: The Directors of the Corporation, including a majority of the Directors who are not "interested persons" as that term is defined in the 1940 Act, have reviewed the form and coverage of the Fidelity Bond; and

WHEREAS: The amount of the coverage under the Fidelity Bond is the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS: The custody and safekeeping of the Corporation's securities are exclusively the obligation of U.S. Bank, N.A. as Custodian for the Corporation; and

WHEREAS: No employee of the Corporation or employee of the Manager has access to the Corporation's portfolio securities; it is therefore:

VOTED: The amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

VOTED: The President of the Corporation is designated as the person who shall make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1; and

VOTED: That the Board of Directors approves the premium allocation.

Insured: CROFT LEOMINSTER, INC.   Date: February 15, 2017

Producer: WILLIS OF MARYLAND, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
       WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
April 29, 2016	82416683	Policy Extension		$ 1,020 A/P
To				
June 30, 2017				
20% Commission				
			TOTAL	$ 1,020 A/P

FEDERAL INSURANCE COMPANY

Endorsement No.: 10

Bond Number: 82416683

NAME OF ASSURED: CROFT LEOMINSTER, INC.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

"**ITEM 1.**	BOND PERIOD:	from	12:01 A.M. on	April 29, 2016
		to	12:01 A.M. on	June 30, 2017

The extension of the BOND PERIOD does not increase or reinstate the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS."

This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 15, 2017

By ______________________________
Authorized Representative

B-2 Bond
Form 17-02-0953 (Rev. 1-97)



February 15, 2017

Joelle Mann
WILLIS OF MARYLAND, INC.
225 SCHILLING CIR. #150
HUNT VALLEY, MD 21031-0000

RE: CROFT LEOMINSTER, INC.

Dear Joelle:

Enclosed is our Asset Management Protector Endorsement for delivery as an amendment to the policy for the above referenced Insured.

Please let me know if I can be of further assistance.

Sincerely,

Glenn E Peacher
CHUBB SPECIALTY INSURANCE

bmc

PREMIUM BILL

Date: 02/15/2017

Insured: CROFT LEOMINSTER, INC.

Producer: WILLIS OF MARYLAND, INC.
225 SCHILLING CIR. #150
HUNT VALLEY, MD 21031-0000

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: 6804-4312

Policy Period: April 29, 2016 to June 30, 2017

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

Product	Effective Date	Commission Rate	Premium
AMP	04/29/17	20.00 %	$11,513.00

* For Kentucky policies, amount displayed includes tax and collection fees.

TOTAL POLICY PREMIUM	$11,513.00
TOTAL INSTALLMENT PREMIUM DUE	$11,513.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: April 29, 2017   Federal Insurance Company

Endorsement/Rider No. 20

To be attached to and
form a part of Policy No. 6804-4312

Issued to: CROFT LEOMINSTER, INC.

_____

AMEND ITEM 2. OF DECLARATIONS – POLICY PERIOD ENDORSEMENT

In consideration of premium charged, it is agreed that the Policy is amended by deleting ITEM 2. of the Declarations and replacing it with the following:

        ITEM 2.   Policy Period:

                (A)   Inception Date: April 29, 2016
                (B)   Expiration Date: June 30, 2017
                                                      at 12:01 a.m. both dates at the Address in ITEM 1.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Insured: CROFT LEOMINSTER, INC.   Date: February 15, 2017

Producer: WILLIS OF MARYLAND,, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
        WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
April 29, 2016	82071531	Policy Extension		$ 459 A/P
To				
June 30, 2017				
20% Commission				
			TOTAL	$ 459 A/P

FEDERAL INSURANCE COMPANY

Endorsement No.: 10

Bond Number: 82071531

NAME OF ASSURED: CROFT LEOMINSTER, INC.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   April 29, 2016
                                      to   12:01 a.m. on   June 30, 2017

This Endorsement applies to loss discovered after 12:01 a.m. on April 29, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 15, 2017   By _____
                                                             Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)